[Simpson Thacher & Bartlett LLP letterhead]

                                                                                                                April 15, 2005

Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0410
Attention:  Ms. Nudrat Salik

Re:	Rockwood Holdings, Inc.
Registration Statement on Form S-1
Filed February 11, 2005
File No. 333-122764

Dear Ms. Salik:

In response to the Staff’s telephonic request on April 14, 2005, Rockwood Holdings, Inc. (the “Company”) is providing the following additional information with respect to its determination of the fair value of its common stock on November 30, 2004.  Specifically, the Company is presenting its market value implied by an analysis of the stock price performance of its eight most comparable peers:  Air Products and Chemicals Inc., Albemarle Corporation, Cytec Industries Inc., E.I. duPont de Nemours & Company, Engelhard Corporation, Praxair, Inc., Rohm & Haas Company and The Valspar Corporation.  Nalco Corporation and Celanese Corporation have not been included in this peer group for purposes of this analysis because they were not publicly traded companies at July 31, 2004.  Nalco Corporation completed its initial public offering on November 16, 2004 and Celanese Corporation completed its initial public offering on January 26, 2005.

In calculating this implied market value, the Company applied the percentage change in market value of these peers on a monthly basis from July 31, 2004 to March 31, 2005 to its market value.  If the market value of the Company’s common stock had increased commensurate with the mean percentage change in market value of these peers from July 31, 2004, the Company’s implied market value would have increased as follows:

	Mean% Change in	Implied
	Market Value from	Per Share
	July 31, 2004	Market Value
July 31, 2004	---	$500
August 31, 2004	1.2%	506
September 30, 2004	4.2%	521
October 31, 2004	3.2%	516
November 30, 2004	8.8%	544
December 31, 2004	10.8%	554
January 31, 2005	8.4%	542
February 28, 2005	13.0%	565
March 30, 2005	13.2%	566

                This analysis of the Company’s implied market value based on the stock price performance of the Company’s eight most comparable peers further validated the Company’s valuation of $517 per share as of November 30, 2004 using a retrospective valuation that is consistent with the valuation approach applied in connection with the July 2004 equity investment by KKR and DLJ (this retrospective valuation was explained in the April 13, 2005 response letter).  Based on this analysis, the Company’s implied market value was $544 per share as of November 30, 2004, which is consistent with (only 5.2% higher) the Company’s $517 per share retrospective valuation and only 8.8% higher than the Company’s $500 per share fair value determination.1  The Company reemphasizes its belief that the additional compensation expense that would result from a $50 increase in fair value per share for the options granted is not material, on a quantitative or qualitative basis, to the underlying financial statements.

                As stated in previous response letters, the Company believes that the increase in fair value expected in connection with a successful completion of its initial public offering (currently expected to occur approximately six months after November 30, 2004) from $500 per share to $850 to $1,050 is primarily the result of the change in applicable trading multiple that will result from the completion of the offering.  As previously explained, until this time, the Company was valued at 7.5x pro forma last twelve months Adjusted EBIDTA.  After the Company’s initial discussions with the underwriters on January 27 and 28, 2005, the underwriters informed the Company that they expected the trading multiple would be in the range of 9.0x estimated 2005 Adjusted EBITDA.  The underwriters’ belief was based in part on Celanese Corporation’s successful completion of its initial public offering, priced on January 20, 2005.  As a result of that offering, Celanese achieved a 29% increase in the trading multiple of estimated 2004 Adjusted EBITDA, from 5.2x to 6.7x, during the nine month period from its delisting from the

1                                            Had Nalco Corporation been included in this analysis, the implied per share market value would have been $539, which would have been only 4.2% higher than the Company’s $517 per share retrospective valuation as of November 30, 2004 and only 7.8% higher than the Company’s $500 per share fair value determination.  Celanese Corporation was not publicly traded at November 30, 2004.

Frankfurt Stock Exchange to its listing on the New York Stock Exchange.  The underwriters’ estimated 9.0x multiple represents an increase of 20% in the Company’s pre-listing multiple of 7.5x, which is comparable to the increase achieved by Celanese in connection with the completion of its initial public offering.

                Finally, the Company respectfully reemphasizes that the currently expected range is simply an estimate that has been provided to the Company by the underwriters.  This range is subject to change based on market conditions that will exist when the Company actually completes its initial public offering, which is not assured.  Therefore, the Company cannot know if the increase from $500 on November 30, 2004 to $850 to $1,050, approximately six months later, is attainable.

The Company respectfully requests that a telephonic meeting take place to satisfy any request for any additional information or answer any further questions regarding this matter.  Please call me (212-455-2758) or Anette Somosi (212-455-2485) of this firm to discuss the above matter.

Very truly yours,

/s/ Roxane F. Reardon

Roxane F. Reardon

Copies to:
Rufus Decker — Securities and Exchange Commission
Lesli Sheppard — Securities and Exchange Commission
Thomas J. Riordan — Rockwood Holdings, Inc.
William Calder — Deloitte & Touche LLP